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Exhibit 12.1

Cephalon, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands of dollars)

							Pro Forma*
	Year Ended December 31,
						Six Months Ended June 30, 2003	Year Ended December 31, 2002	Six Months Ended June 30, 2003
	1998	1999	2000	2001	2002
Pre-tax income (loss) from continuing operations	(71,124)	(68,245)	(93,744)	(55,484)	62,433	47,441	73,190	52,878

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	2,017	8,377	5,189	20,630	38,215	16,356	27,458	10,919
Appropriate portion of rentals	604	907	747	1,092	1,433	951	1,433	951
Preferred stock dividend requirements of consolidated subsidiaries	—	3,398	9,063	5,664	—	—	—	—

Total fixed charges	2,621	12,682	14,999	27,386	39,648	17,307	28,891	11,870

Pre-tax income (loss) from continuing operations, plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	(68,503)	(58,961)	(87,808)	(33,762)	102,081	64,748	102,081	64,748

Ratio of earnings to fixed charges (1)	—	—	—	—	2.57	3.74	3.53	5.45

(1)
For the years ended December 31, 1998, 1999, 2000 and 2001, no ratios are provided because earnings were insufficient to cover fixed charges and fixed charges and preferred dividends, respectively.

*
Pro forma to reflect the use of a portion of the proceeds of the original issuance of the zero coupon notes to redeem $174.0 million of 5 1/4% convertible subordinated notes and to repurchase $12.0 million of 3 7/8% convertible subordinated notes as if such redemption and repurchase had occurred as of January 1, 2002 and 2003, respectively.

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  Exhibit 12.1
Cephalon, Inc. Computation of Ratio of Earnings to Fixed Charges (Amounts in thousands of dollars)